UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007
Commission File Number: 333-128780

NCL CORPORATION LTD.
(Translation of registrant’s name into English)

7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

________________

NCL Corporation Ltd.
Susan Robison, (305) 436-4762
AnneMarie Mathews, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com

NCL CORPORATION REPORTS
SECOND QUARTER RESULTS FOR 2007

MIAMI – August 22, 2007 - NCL Corporation Ltd. (“NCL” or the “Company”) reported a net loss of $24.6 million on total revenues of $553.1 million for its second quarter ended June 30, 2007, compared to a net loss of $35.1 million on total revenues of $502.8 million for the second quarter ended June 30, 2006.  Revenues for the second quarter of 2007 increased 10.0% on a 13.6% increase in Capacity Days partially offset by a 2.5% decrease in Net Yields.  The decrease in Net Yields continues to be primarily driven by weakness in ticket pricing for the Company’s Hawaii business, as well as lower onboard revenues.  Gross Yields decreased 3.1% from the second quarter of 2006.  Occupancy for the second quarter of 2007 was 107.5% compared to 107.3% in the same quarter of 2006.

Net Cruise Costs per Capacity Day for the second quarter of 2007 decreased 6.5% compared to the same period in the prior year. The decrease in these costs was primarily attributable to lower payroll and related costs, particularly related to the Company’s Hawaii operations, lower fuel costs, and the timing of dry-docks.  Also recorded in the second quarter of 2007 was $3.5 million of insurance proceeds related to a previous year’s claim.  During the quarter, average fuel prices, including the impact of fuel hedges, decreased 2.4% to $362 per metric ton from $371 per metric ton in the second quarter of 2006. Gross Cruise Costs per Capacity Day decreased 5.9% compared to the second quarter of 2006.

The Company continues to feel the effect of rising interest rates and the weakening of the US Dollar versus the Euro.  As a result of an increase in average outstanding borrowings following the deliveries of Pride of Hawai'i and Norwegian Pearl, interest expense (net of interest income) increased approximately 25% to $40.8 million in the second quarter of 2007 from $32.5 million in the second quarter of 2006.  With the Dollar/Euro exchange rate weakening to 1.3542 as of June 30, 2007, the Company reported a non-cash foreign exchange translation loss primarily related to marking-to-market of the Company’s Euro-denominated debt of $12.5 million.  During the second quarter of 2006, the Company reported non-cash foreign exchange losses of $22.3 million.

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In the second half of the year the Company continues to experience pricing pressure in its Hawaii trade but the Caribbean trade has stabilized.  Demand for the summer has been strong, particularly in Europe.

“Our second quarter results reflect the challenges we continue to face in Hawaii,” said Colin Veitch, president and chief executive officer of NCL Corporation Ltd. “However, as we look out to 2008 we have positive indications that the measures we have implemented thus far are beginning to work.  These indications, the success of our newbuilding program and our new shareholder and related equity investment makes it a very exciting time at NCL Corporation.”

The Company is looking forward to the introduction of Norwegian Gem, the latest ship in its Jewel-class fleet, this fall.  The Norwegian Gem will launch in October 2007 and sail five Mediterranean itineraries before coming to the United States in December 2007. Following a series of inaugural events on the east coast, including the ship's christening, Norwegian Gem will make her winter home in New York with a seven-day Bahamas and Florida itinerary.  The ship will summer in Europe sailing seven-day Western Mediterranean cruises. Norwegian Gem's numerous amenities and entertainment include 10 restaurants, 11 bars and lounges, sketch comedy by Second City, dancing, a world-class spa and bowling in the Bliss Ultra Lounge.

Terminology and Non-GAAP Financial Measures

Capacity Days
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

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Gross Cruise Costs
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.

Gross Yields
Gross Yields represent total revenues per Capacity Day.

Net Yields
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believes that it is the most relevant measure of its pricing performance and is commonly used in the cruise industry to measure pricing performance.  The Company has not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure.  Accordingly, the Company does not believe that reconciling information for such projected figures would be meaningful.

Net Cruise Costs
Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts net income (loss), the Company believes changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of its performance and are commonly used in the cruise industry as a measurement of costs.

Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation
Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation represents net income (loss) before the effect of non-cash foreign exchange translation gains and losses.  The Company believes that this financial measure is useful because it excludes non-cash foreign exchange translation gains and losses related to the translation of balance sheet amounts which the Company believes are not relevant to understanding the trends of the Company’s operational performance or its prospects for future operational performance.  Management uses this measure to establish operational goals and believes that it may assist in analyzing the underlying trends of the Company’s operational performance over time.

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Passenger Cruise Days
Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.

Occupancy Percentage
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

NCL Corporation Ltd. is an innovative cruise company headquartered in Miami, Florida, with a fleet of 14 ships in service and under construction. The corporation oversees the operations of Norwegian Cruise Line, NCL America, and Orient Lines.  The Company recently took delivery of its newest ship, Norwegian Pearl, and is currently building Norwegian Gem for delivery in October of 2007. In addition, NCL plans to build up to three new third generation Freestyle Cruising ships for delivery between 2010 and 2011.

NCL is on target to have the youngest fleet in the industry by the end of 2007 with the introduction of Norwegian Gem, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships at sea.

For high resolution, downloadable images, please log onto NCL's website at www.ncl.com/pressroom.  For further information on NCL Corporation, contact a travel agent or NCL in the U.S. and Canada at (800) 327-7030.

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This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws.  Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” and “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature.  Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements.  These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its business worldwide; costs of new initiatives, including those involving the Company’s inter-island Hawaii cruise operations; changes in interest rates, fuel costs or foreign currency rates; delivery schedules of new ships; risks associated with operating internationally; the impact of spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation; the ability to obtain financing on terms that are favorable or consistent with the Company’s expectations; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; emergency ship repairs; disruptions to the Company’s software and other information technology systems; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission.  You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.  In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G.  A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

Financial Tables Follow
(##)

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NCL Corporation Ltd.
Consolidated Statements of Operations
(unaudited, in thousands of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Revenues
Passenger ticket revenues	$365,964	$401,732	$673,898	$751,456
Onboard and other revenues	136,816	151,328	255,434	292,413
Total revenues	502,780	553,060	929,332	1,043,869

Cruise operating expenses
Commissions, transportation and other	105,500	113,000	195,721	212,874
Onboard and other	46,265	51,421	84,615	94,072
Payroll and related	103,572	108,331	193,912	215,459
Fuel	42,388	42,675	80,161	87,076
Food	23,599	28,892	45,967	58,541
Ship charter costs	6,538	5,170	13,005	11,637
Other operating	70,542	70,811	123,864	140,865
Total cruise operating expenses	398,404	420,300	737,245	820,524
Marketing, general and administrative expenses	56,197	65,601	114,139	132,591
Depreciation and amortization expenses	28,543	35,846	55,422	71,203
Impairment loss	-	2,565	-	2,565
Total operating expenses	483,144	524,312	906,806	1,026,883
Operating income	19,636	28,748	22,526	16,986

Non-operating (income) expenses
Interest income	(1,365)	(411)	(2,228)	(760)
Interest expense, net of capitalized interest	33,886	41,210	62,728	81,551
Other expenses, net	22,219	12,548	25,926	21,557
Total non-operating expenses	54,740	53,347	86,426	102,348
Net loss	$(35,104)	$(24,599)	$(63,900)	$(85,362)

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NCL Corporation Ltd.
Consolidated Balance Sheets
(unaudited, in thousands of dollars, except share data)

	December 31,	June 30,
	2006	2007

Assets
Current assets:
Cash and cash equivalents	$63,530	$68,680
Restricted cash	1,226	1,712
Accounts receivable, net	10,244	11,637
Amount due from Parent	5,033	12,347
Consumable inventories	33,392	35,439
Prepaid expenses and other	24,211	31,725
Total current assets	137,636	161,540

Property and equipment, net	3,816,292	3,782,620
Restricted cash	1,650	1,682
Goodwill	400,254	400,254
Tradenames	202,538	202,538
Other assets	71,254	67,165
Total assets	$4,629,624	$4,615,799

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$154,638	$156,057
Accounts payable	116,947	67,318
Accrued expenses and other liabilities	181,821	209,812
Advance ticket sales	314,050	400,202
Total current liabilities	767,456	833,389

Long-term debt	2,405,357	2,401,315
Other long-term liabilities	1,744	4,454
Total liabilities	3,174,557	3,239,158

Commitments and contingencies

Shareholder’s equity
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,711,114	1,715,254
Accumulated other comprehensive (loss) income	(1,516)	1,280
Accumulated deficit	(254,543)	(339,905)
Total shareholder’s equity	1,455,067	1,376,641
Total liabilities and shareholder’s equity	$4,629,624	$4,615,799

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NCL Corporation Ltd.
Consolidated Statements of Cash Flows
(unaudited, in thousands of dollars)

	Six months ended
	June 30,
	2006	2007
Cash flows from operating activities
Net loss	$(63,900)	$(85,362)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	55,422	71,203
Impairment loss	-	2,565
Loss on translation of debt	24,868	20,542
Other	582	181
Changes in operating assets and liabilities:
Increase in accounts receivable	(539)	(1,393)
Decrease (increase) in consumable inventories	444	(2,047)
(Increase) decrease in prepaid expenses and other assets	(8,097)	1,947
Decrease in accounts payable	(11,229)	(49,629)
Increase in accrued expenses and other liabilities	29,319	34,530
Increase in advance ticket sales	121,360	86,152
Net cash provided by operating activities	148,230	78,689

Cash flows from investing activities
Capital expenditures	(236,551)	(45,365)
Decrease (increase) in restricted cash	42,964	(518)
Net cash used in investing activities	(193,587)	(45,883)

Cash flows from financing activities
Principal repayments on long-term debt	(536,363)	(1,758,165)
Proceeds from debt	582,435	1,735,000
Decrease (increase) in amount due from Parent	6,977	(3,658)
Deferred financing costs	(467)	(833)
Net cash provided by (used in) financing activities	52,582	(27,656)
Net increase in cash and cash equivalents	7,225	5,150
Cash and cash equivalents at beginning of period	60,416	63,530
Cash and cash equivalents at end of period	$67,641	$68,680

Non-cash investing activity
Capital lease obligations	$5,530	$-

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NCL Corporation Ltd.
Non-GAAP Reconciling Information
(unaudited)

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Passengers Carried	289,607	320,434	529,109	627,645
Passenger Cruise Days	2,131,185	2,424,646	4,130,337	4,853,608
Capacity Days	1,986,319	2,255,567	3,880,867	4,593,187
Occupancy Percentage	107.3%	107.5%	106.4%	105.7%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Passenger ticket revenues	$365,964	$401,732	$673,898	$751,456
Onboard and other revenues	136,816	151,328	255,434	292,413
Total revenues	502,780	553,060	929,332	1,043,869
Less:
Commissions, transportation and other	105,500	113,000	195,721	212,874
Onboard and other	46,265	51,421	84,615	94,072
Net revenues	$351,015	$388,639	$648,996	$736,923

Capacity Days	1,986,319	2,255,567	3,880,867	4,593,187
Gross Yields	$253.12	$245.20	$239.47	$227.26
Net Yields	$176.72	$172.30	$167.23	$160.44

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Total cruise operating expenses	$398,404	$420,300	$737,245	$820,524
Marketing, general and administrative expenses	56,197	65,601	114,139	132,591
Gross Cruise Costs	454,601	485,901	851,384	953,115
Less:
Commissions, transportation and other	105,500	113,000	195,721	212,874
Onboard and other	46,265	51,421	84,615	94,072
Net Cruise Costs	$302,836	$321,480	$571,048	$646,169

Capacity Days	1,986,319	2,255,567	3,880,867	4,593,187
Gross Cruise Costs per Capacity Day	$228.87	$215.42	$219.38	$207.51
Net Cruise Costs per Capacity Day	$152.46	$142.53	$147.14	$140.68

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2007

NCL Corporation Ltd. (Registrant)

By:	/s/Bonnie Biumi
Bonnie S. Biumi Executive Vice President & Chief Financial Officer